

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2011

<u>Via E-mail</u>
Mr. Joseph S. Cantee
Chief Financial Officer
TRW Automotive Holdings Corp.
12001 Tech Center Drive
Livonia, Michigan 48150

      Re: TRW Automotive Holdings Corp.
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed February 17, 2011
               Form 10-Q for Fiscal Quarter Ended April 1, 2011
               Filed May 4, 2011
               Definitive Proxy Statement on Schedule 14A
               Filed March 31, 2011
               File No. 001-31970

Dear Mr. Cantee:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief